UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Justin Yan CHEN
	Name:	Justin Yan CHEN
	Title:	Director and Chief Operating Officer

Date: October 13, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding share repurchases in private transactions

Exhibit 99.1
Tongjitang Chinese Medicines Repurchases 19.3 Million
Ordinary Shares in Private Transactions
Transactions Accretive to Earnings Per ADS
SHENZHEN, China, October 12, 2009 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that it has completed the repurchase of an aggregate of 19.3 million ordinary shares of the Company in privately negotiated transactions. All of the sellers of these shares, namely ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, Samtung Investment Limited and Joyful Hub Limited, were non-affiliates and non-management investors in the Company. These repurchased shares constituted approximately 15 percent of the Company’s issued and outstanding shares before the transactions. Tongjitang repurchased these shares for approximately $19.8 million, or $4.10 per ADS.
Mr. Xiaochun Wang, Chairman and CEO of Tongjitang, stated, “We believe the share repurchase transactions are beneficial to all shareholders because we utilized a small portion of our cash balance to repurchase 15 percent of our outstanding shares, which will be accretive to our earnings per ADS.”
Following the close of the transactions, the Company had approximately 108.9 million issued and outstanding ordinary shares, compared to approximately 128.2 million before the repurchase and cancellation of the shares.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
Christine Duan
Integrated Corporate Relations
In the U.S. 203-682-8200 (Investor Relations)
In China: 86 10 8523 3087

4